EXHIBIT 12

CUMMINS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the years ended December 31,
In millions	2009	2008	2007	2006	2005
Earnings
Earnings before income taxes and noncontrolling interests	$640	$1,178	$1,169	$1,083	$798
Add:
Fixed charges	87	99	102	135	145
Amortization of capitalized interest	5	3	6	5	5
Distributed income of equity investees	215	186	107	75	110
Less:
Equity in earnings of investees	(196)	(231)	(192)	(121)	(109)
Capitalized interest	(6)	(11)	(5)	(5)	(3)
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	(2)	(1)
Earnings before fixed charges	$745	$1,224	$1,187	$1,170	$945

Fixed charges
Interest expense	$35	$42	$58	$96	$109
Capitalized interest	6	11	5	5	3
Amortization of debt discount	2	2	1	1	2
Interest portion of rental expense(1)	44	44	38	33	31
Total fixed charges	$87	$99	$102	$135	$145

Ratio of earnings to fixed charges	8.6	12.4	11.6	8.7	6.5

(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.